Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Dolby Laboratories, Inc.:

We consent to the use of our reports dated November 21, 2007, with respect to the consolidated balance sheets of Dolby Laboratories, Inc. and subsidiaries as of September 28, 2007, and September 29, 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, cash flows for each of the years in the three-year period ended September 28, 2007, and related financial statement schedule, and the effectiveness of internal control over financial reporting as of September 28, 2007, incorporated herein by reference.

Our report refers to the adoption of Statement of Financial Accounting Standards (SFAS) No. 123R Share-Based Payment, applying the modified prospective method at the beginning of fiscal year 2006.

/s/ KPMG LLP

San Francisco, California

May 8, 2008